BCW SECURTIES LLC

ANNUAL REPORT

Pursuant to Rule 17a-5(d) of

The Securities Exchange Act of 1934

SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Green Farms Road, Suite 200
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Bernegger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public

KRISTEN LASHAR
NOTARY PUBLIC STATE OF CONNECTICUT
My Commission Expires February 28 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
BCW Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCW Securities LLC (the "Company"), as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

PKF O'Connor Davies, LLP

February 26, 2021

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

BCW SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	563,778
Prepaid Expenses		13,129
TOTAL ASSETS	**$**	**576,907**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	507,282
Total liabilities		**507,282**
Member's equity		
Member's equity		69,625
Total member's equity		**69,625**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**576,907**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue	
Investment banking income	$ 1,903,218
Finders fees	1,125,000
Advisory fees	25,000
Total Revenue	3,053,218
Expenses	
Commissions	1,898,851
Professional fees	55,320
Rent	23,640
Regulatory and compliance	37,674
Communications	12,924
Other operating expenses	17,838
Total Expenses	2,046,247
Net Income	**$ 1,006,971**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Member's Equity
Balance at January 1, 2020	$ 49,514
Net Income	1,006,971
Capital Distributions	(986,860)
Balance at December 31, 2020	$ 69,625

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net Income	$	1,006,971
Adjustments to reconcile net income to net cash flows provided by/(used in) operating activites:		
(Increase) decrease in operating assets:		
Prepaid Expenses		1,429
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		435,115
Net cash provided by operating activities		1,443,515
Cash flows from financing activities:		
Capital Distributions		(986,860)
Net cash used in financing activities		(986,860)
Net increase in cash		456,655
Cash, beginning of year		107,123
Cash, end of year	$	563,778

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

BCW Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC ("Management").

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Accounts Receivable

Revenues due but not yet received that are expected to be collected within one year are recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company follows the guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied and collection is assured.

For advisory fees, the Company receives retainers in advance of each transaction's closing or they are paid without a corresponding success fee. In these instances, revenue is recognized over time when the performance obligations are simultaneously provided by the Company and delivered to and consumed by the customer.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES (Continued)

Revenue Recognition (continued)

For finders' fees the Company works on behalf of a fund to find potential investors for programs such as the U.S. Citizenship and Immigration Services (USCIS) EB5 Immigrant Investor Program (EB5) or a private equity structure. Once investors are accepted the Company has met its performance obligations to both types of clients and fees are earned at this point in time. The fees that the Company receives for EB5 program investors are based on a percentage of the administrative fee paid by the investor to USCIS and are billed and recognized when USCIS receives the deposit. In addition, if an EB5 investor makes additional investments in a qualified investment the Company receives annual interest on the additional funds. Fees for private equity structures, whose life cycles generally range from 7 to 10 years, are received upon liquidation when the investors' principal is returned and profits realized.

Deferred revenues are reported when monies are received by the Company for services not yet provided. Revenue is recognized, and the deferred revenue liability eliminated, when the services have been rendered and the performance obligation are deemed satisfied.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Management and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2020, the member’s tax years for 2019, 2018 and 2017 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2020, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 26, 2021, which is the date the financial statements were available to be issued.

2) ACCOUNTS RECEIVABLE

The Company uses the allowance method to recognize accounts receivable that may not be collectible. The Company regularly reviews all accounts and determines which are past due and may not be collectible. Any amounts that are written off are charged against the allowance. As of December 31, 2020, there was no accounts receivable balance or allowance for doubtful accounts.

3) INTERCOMPANY RECEIVABLE

As of December 31, 2020, there is no intercompany receivable balance.

4) RELATED PARTY TRANSACTIONS

The Company pays a monthly rent fee to Management. For the year ended December 31, 2020, rent fees paid amounted to $23,640. These expenses have been reflected in the statement of operations in the appropriate category.

5) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

As the Company’s revenue is derived from private placement transactions, revenue concentration is not uncommon. In 2020, approximately 78% of the Company’s revenue was derived from three clients. Further, in the normal course of business, the Company engages in business relationships with new clients. As private placement transactions are typically event driven (ex., acquisition), the firm’s largest clients (measured by Company revenue) will change each year.

6) INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6) INDEMNIFICATIONS (Continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws.

These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $56,496 which is $22,677 in excess of required net capital of $33,819. The Company's aggregate indebtedness to net capital ratio at December 31, 2020 is 8.98 to 1.

8) COMMITMENTS, GUARANTEES AND CONTINGENCIES

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2020.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

9) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of generally accepted accounting principles (“GAAP”) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASU's”).

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these

9) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

BCW SECURTIES LLC

SUPPORTING SCHEDULES

DECEMBER 31, 2020

BCW SECURITIES LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 ("SEA")
FOR THE YEAR ENDED DECEMBER 31, 2020

Total member's equity		$ 69,625
Non-allowable assets, deductions and charges:		
Prepaid expenses	13,129	
Total non-allowable assets, deductions and charges		13,129
Net capital		$ 56,496
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $507,282)		$ 33,819
Minimum dollar net capital requirement		5,000
Minimum capital required		33,819
Excess net capital		$ 22,677
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 5,768
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 507,282
Percentage of aggregate indebtedness to net capital		897.91%
Ratio of aggregate indebtedness to net capital		8.98 to 1

There are no material differences between the computation of net capital presented above and the computations of net capital reported by the Company's unaudited form X-17a-5, Part II-A, as filed on January 14, 2021.

BCW SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEA RULE 15c3-3
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2020

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Managing Member of
BCW Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which BCW Securities LLC (the "Company") stated that it is not subject to the exemption conditions of paragraph (k) of Rule 15c3-3 and is filing this Exemption Report relying on Footnote 74 of the SEC 2013 Release [No. 34-70073] as the Company has stated that they conduct business activities involving private placement and advisory services. The Company has also stated that for the year ended December 31, 2020 they (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company's management is responsible for the statements made in its Exemption Report.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's statements in its Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of SEC Rule 15c3-3 as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments by 17 C.F.R § 240.17a-5 for the year ended December 31, 2020.

PKF O'Connor Davies, LLP

February 26, 2021

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

BCW Securities LLC. Exemption Report

We, as members of management of BCW Securities LLC. ("the Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k)(the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release No. 34-70073.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release No. 34-70073.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.
2) The Company conducted business activities involving private placements and advisory services to customers throughout the year ended December 31, 2020 without exception.
3) The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

BCW Securities LLC.

By:

Mark Bernegger, CEO

February 18, 2021

Date